Exhibit 99.1
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges (Unaudited)
($ in thousands)
Twelve Months Ended June 30, 2005

FIXED CHARGES:
Interest Expense	$41,671
Amortization of Debt Premium, Discount and Expense	522
Interest Component of Rentals	1,256

Total Fixed Charges	$43,449

EARNINGS:
Net Income before Dividends on Preferred Stock	$98,195
Add:
Income Taxes Applicable to Utility Operating Income	53,870
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)-Net	7,700
Total Fixed Charges	43,449

Total Earnings	$203,214

Ratio of Earnings to Fixed Charges	4.7